NEWS RELEASE
Bronx Ventures Inc.
June 1, 2006
Symbol:BRXVF.OTC Bulletin Board

Bronx Ventures Inc. (“Bronx” or “the Company”) is pleased to announce that the Company has acquired 22 contiguous Mineral Tenures totaling 9,934.52 hectares or approximately 99 square kilometres located in the Omineca Mining Division, 25 km southeast of Hazelton in British Columbia (the “Blunt Mountain Property”). Additionally, the Company has acquired 5 contiguous Mineral Tenures totaling 1,736.82 hectares or approximately 17 square kilometres located on Whiteman Creek in the Vernon Mining Division, 25 km southwest from Vernon in British Columbia (the “Whiteman Property”).

The Company is also pleased to announce that it has decided to conduct exploration work programs during 2006 on its Extra High Property, Blunt Mountain Property and the Whiteman Property (the “2006 Exploration Work Programs”).

The 2006 Exploration Work Programs shall be conducted by, and will be under the direct supervision of, J.W. Murton, P. Eng., a qualified person as defined by National Instrument 43-101.

In order to fund the 2006 Exploration Work Programs, the Company will be entering into Non-Brokered Flow-Through Share Private Placement Financing Agreements with certain individuals, including two directors of the Company, for a total number of 200,000 units in the securities of the Company at the purchase price of Canadian $1.00 per unit for total proceeds to the Company of Canadian $200,000. Each unit will consist of one Flow-Through common share in the capital of the Company and one warrant to purchase an additional Flow-Through common share in the capital of the Company at the price of Canadian $1.00 per Flow-Through common share in the first year and at the price of Canadian $1.15 per Flow-Through common share in the second year.

For more information on the Company, please contact us at telephone number (604) 681-1519;
Suite 100, 1255 West Pender Street, Vancouver, BC, V6E 2V1; email: info@bronxventures.com; website: www.bronxventures.com.

On Behalf of the Board of
Bronx Ventures Inc.

“Bedo H. Kalpakian”

Bedo H. Kalpakian, President

The statements made in this News Release may contain forward-looking statements, including but not limited to comments regarding the timing and content of upcoming work programs, that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company’s expectations and projections.